UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

PEACE ARCH ENTERTAINMENT GROUP INC.

Annual General Meeting held at The Toronto Board of Trade

1 First Canadian Place, Toronto, Ontario

on February 10, 2005 at 10:00 a.m.

REPORT ON VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102, the following are the voting results from the annual general meeting of shareholders of Peace Arch Entertainment Group Inc. (the “Corporation”) held on February 10, 2005 at 10:00 a.m.  The matters voted upon were approved by a show of hands.

96 Shareholders holding 17,500,706 Common Shares were represented in person or by proxy at the annual meeting.  This represents 83.74% of the 20, 898,492 issued and outstanding Common Shares.

MATTER VOTED UPON	VOTING RESULTS
Determination of the number of directors to be fixed at eight (8) for the ensuing year.

The number of directors to serve for the ensuing year was fixed at eight (8), subject to such increases as may be permitted by the Articles of the Company.

Details of proxy votes received:

Item Voted On                               Votes For %                Votes Against %

Fix number of Directors                        99.59                                     0.41

Election of the following nominated slate of directors of the Corporation for the coming year: Gary Howsam Mara Di Pasquale Richard Watson Juliet Jones Nelson Thall Dan Lyon Robert Essery John Flock

Gary Howsam, Mara Di Pasquale, Richard Watson, Juliet Jones, Nelson Thall, Dan Lyon, Robert Essery and John Flock were elected as directors of the Corporation for the coming year.

Details of proxy votes received:

Name of Nominee                           Votes For %                Votes Withheld %

Slate of Directors                                     100.0                                     0

Appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the coming year and authorization of the Directors to fix the remuneration to be paid to the auditors.

PricewaterhouseCoopers LLP was appointed as auditors of the Corporation for the coming year and the directors were authorized to fix the remuneration to be paid to the auditors

Details of proxy votes received:

Name of Nominee                             Votes For %                Votes Withheld %

PricewaterhouseCoopers LLP                   100.0                                     0

“Nicole Spracklin”

NICOLE SPRACKLIN

Executive Legal Assistant

Peace Arch Entertainment Group Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	February 11, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.